SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

TELEMIG CELULAR PARTICIPAÇÕES S.A.

(Name of Subject Company)

TCO IP S.A.

a subsidiary of

VIVO PARTICIPAÇÕES S.A.

(Names of Filing Persons—Offeror)

Preferred Shares, no par value, and American Depositary Shares, each representing two Preferred Shares	87944E105
(Title of classes of securities)	(CUSIP number of preferred stock)

Carlos Raimar Schoeninger

Financial Planning and Investor Relations Director

Av. Dr. Chucri Zaidan, 860

1 andar-lado A-Morumbi

04583-110 Sao Paulo

Tel: +5511 7420-1170

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Diane G. Kerr, Esq.

Davis Polk & Wardwell

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction valuation* $271,024,884.9	Amount of filing fee** $10,651.28

*	Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(d) only. The Transaction Valuation was calculated assuming the purchase of 7,257,020 preferred shares, no par value (including preferred shares represented by American Depositary Shares), other than shares owned directly or indirectly by the Filing Persons, at a purchase price of R$63.90 in cash per preferred share. As of April 4, 2008 there were 22,741,002 preferred shares outstanding (including preferred shares represented by American Depositary Shares), of which 969,932 preferred shares are owned directly or indirectly by the Filing Persons. As a result, this calculation assumes the purchase of 7,257,020 outstanding preferred shares. The Transaction Value was calculated in Brazilian reais (R$) and converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on April 4, 2008 of US$1 = R$1.7110.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,651.28	Filing Party: TCO IP S.A., VIVO PARTICIPAÇÕES S.A.
Form or Registration No.: Schedule TO-T	Date Filed: April 8, 2008

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2007, is US$39.30 per US$1 million (prorated for amounts less than US$1 million) of the aggregate Transaction Value. Accordingly, the filing fee is calculated by multiplying the aggregate Transaction Valuation by 0.00003930.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1 through 9 and Item 11.

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (“SEC”) on April 8, 2008 by Vivo Participações S.A., a corporation organized under the laws of Brazil (“Vivo”) and TCO IP S.A. (“TCO IP”), a company controlled by Vivo Participações S.A. and Vivo S.A., both corporations organized under the laws of Brazil and, with Vivo S.A. being wholly-owned by Vivo Participações. The Schedule TO relates to the offer by TCO IP to purchase up to 7,257,020 preferred shares, including preferred shares represented by American Depositary Shares (the “ADSs”), of Telemig Celular Participações S.A., a corporation organized under the laws of Brazil (the “Company”), at a price of R$63.90 per preferred share (for reference, equivalent to approximately U.S.$74.68 per ADS based on (i) one ADS representing two preferred shares and (ii) the average of the buy and sell U.S. dollar-Brazilian real exchange rates indicated under transaction “PTAX 800, option 5” published by the Central Bank of Brazil through the SISBACEN system at 7:00 p.m., Brasilia time, on April 4, 2008, which was U.S.$1.00 = R$1.711), in cash, net of stock exchange and settlement fees, any applicable brokerage fees or commissions and applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated April 8, 2008 (the “Offer to Purchase” ) and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) and in the related Brazilian offer documents, which are annexed to and filed with the Schedule TO as Exhibit (a)(1)(C).

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(C)	Notice of Voluntary Tender offer for Acquisition of preferred Shares issued by Telemig Celular Participações S.A., and Telemig Celular S.A. dated April 8, 2008 (English translation).

(a)(5)(D)	Valuation Report as per CVM Instruction 361 prepared by BES Investimento do Brasil S.A. —Banco de Investimento for Vivo Participações S.A. on Telemig Celular Participações S.A. and Telemig Celular S.A.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2008

TCO IP S.A.

By:	/s/ Ernesto Gardelliano
Name: Ernesto Gardelliano
Title: Chief Financial Officer

Vivo Participações S.A.

By:	/s/ Ernesto Gardelliano
Name: Ernesto Gardelliano
Title: Investor Relations Officer